

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2009

Mr. Brian R. McDonald
Chief Financial Officer
Advanced Analogic Technologies Incorporated
3230 Scott Boulevard
Santa Clara, CA 95054

   Re: **Advanced Analogic Technologies Incorporated**
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed February 26, 2008
      File No. 000-51349

Dear Mr. McDonald:

  We have completed our review of your Form 10-K for the fiscal year ended
December 31, 2008 and do not, at this time, have any further comments.

        Sincerely,

        Brian Cascio
        Accounting Branch Chief